NEWS RELEASE

INTEROIL AGREEMENT WITH PETROMIN CLOSES

December 10, 2008 -- InterOil Corporation (IOL:TSX) (IOC:US NYSE Alternext) (IOC:POMSoX).  On October 30, 2008 InterOil announced that it had reached agreement, subject to certain formal conditions precedent, with Petromin PNG Holdings Limited, a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea, under which Petromin had agreed to take a direct interest in InterOil’s Elk/Antelope field.  InterOil has today announced that the conditions precedent have now been satisfied with an initial cash payment having been made by Petromin as part of its continuing obligation to fund 20.5% of the costs of developing the Elk/Antelope field in exchange for an equivalent direct participation interest.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.

InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars and on the NYSE Alternext US LLC (formerly the American Stock Exchange) in US dollars.

For more information please see the InterOil website at: www.interoil.com.

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P. Investor Relations
InterOil Corporation
anesti@interoil.com
Cairns Qld Australia
Phone:  +61 7 4046 4600

InterOil News Release

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release contains forward looking statements concerning Petromin’s investment and participation in the Elk/Antelope field. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include satisfaction of conditions precedent to the agreement with Petromin, the Company’s ability to finance the development of its LNG facility;  the Company’s ability to timely construct and commission the LNG facility;  political, legal and economic risks in Papua New Guinea; and the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

InterOil News Release